Q4 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports audited financial results for 2022
Vancouver, B.C. - February 22, 2023 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports fourth quarter ("Q4 2022") financial results and audited financial results for the year ended December 31, 2022 ("FY 2022").
Michael Steinmann, President and Chief Executive Officer commented: “As expected, our 2022 production was back-end loaded with strong output in Q4, led by Shahuindo and La Arena. Our 2022 silver production was at the top of the revised range provided in November, while gold production was in line with our original operating outlook. World-wide inflationary pressures, and supply chain shortages and delays impacted production costs across our operations. Revenue in Q4 was reduced by approximately $45 million to $50 million from a build-up of finished goods inventory due to the timing of sales at the end of December. Additionally, the build-up of finished good inventories of zinc also contributed to higher costs due to the reduction in by-product credits."
Added Mr. Steinmann: "In January, shareholders of both Pan American and Yamana overwhelmingly approved the arrangement for Pan American to acquire Yamana and its Latin American Assets. Transaction related costs of $157.3 million were expensed in Q4 2022, and are accounted for in our earnings and cash flow statements for the period, while the remainder of Transaction closing costs are expected to be recorded in Q1 2023. Following the completion of the Transaction, expected in Q1 2023, Pan American will be a markedly different company. The integration of Yamana's assets further strengthens and diversifies our portfolio. We see tremendous opportunity to optimize our expanded base of operations in Latin America to capture synergies, increase cash flow generation and focus on high-value growth projects."
Q4 2022 and FY 2022 Highlights:
•The Company, Yamana Gold Inc. ("Yamana") and Agnico Eagle Mines Limited (“Agnico Eagle”) entered into an arrangement agreement dated November 4, 2022, whereby the Company agreed to acquire all of the issued and outstanding common shares of Yamana following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle, by way of a plan of arrangement under the Canada Business Corporations Act (the "Transaction"). The Transaction is expected to close in the first quarter of 2023, subject to receipt of approval from the Mexican Federal Economic Competition Commission and satisfaction or waiver of certain other closing conditions. Following completion of the Transaction, the Company will add a number of assets to its portfolio, including: the Jacobina mine in Brazil; the El Peñón and Minera Florida mines in Chile; and the Cerro Moro mine in Argentina as well as several development projects in Argentina and Chile.
•Silver production was 4.8 million ounces in Q4 2022 and 18.5 million ounces in FY 2022. Gold production of 164.4 thousand ounces in Q4 2022 was the second highest on record, and totaled 552.5 thousand ounces in FY 2022. Silver production was within the revised guidance range provided on November 9, 2022 while gold production was within the original guidance range provided on February 23, 2022 (the "2022 Original Operating Outlook").
•Revenue was $375.5 million in Q4 2022 and $1.5 billion for FY 2022. Revenue in Q4 2022 excluded finished goods inventory build-ups of 418 thousand ounces of silver and 17 thousand ounces of gold.
•Net loss of $172.1 million, or $0.82 basic loss per share in Q4 2022 and $340.1 million, or $1.62 basic loss per share for FY 2022. In Q4 2022, the Company incurred $157.3 million in expenses related to the Transaction, primarily attributable to the Company advancing $150.0 million to Yamana toward the termination fee paid by Yamana to Gold Fields Limited ("Gold Fields") in connection with the now terminated arrangement agreement between Yamana and Gold Fields.
•Adjusted loss was $4.8 million, or $0.02 basic adjusted loss per share in Q4 2022 and adjusted earnings were $17.9 million, or $0.09 basic adjusted earnings per share for FY 2022.

PAN AMERICAN SILVER CORP.	1

Q4 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•Cash flow used in operating activities was $112.1 million in Q4 2022, primarily reflecting Transaction expenses of $157.3 million. Q4 2022 cash flow was also reduced by $29.1 million of cash used for working capital. Cash flow generated from operating activities was $31.9 million for FY 2022.
•Silver Segment Cash Costs were $14.41 and $12.72 per ounce in Q4 2022 and FY 2022, respectively. Silver Segment all-in sustaining costs ("AISC"), excluding NRV adjustments, were $19.47 and $16.56 per ounce in Q4 2022 and FY 2022, respectively. FY 2022 Silver Segment Cash Costs and AISC were above the 2022 Original Operating Outlook ranges, largely due to inflationary cost pressures, supply chain shortages and delayed logistics.
•Gold Segment Cash Costs were $1,077 and $1,113 per ounce in Q4 2022 and FY 2022, respectively. Gold Segment AISC, excluding NRV adjustments, were $1,422 and $1,459 per ounce in Q4 2022 and FY 2022, respectively. FY 2022 Gold Segment Cash Costs were above the 2022 Original Operating Outlook range and Gold Segment AISC were at the low end of the revised guidance range provided on August 10, 2022.
•Capital expenditures totaled $290.4 million in 2022, comprised of $223.8 million of sustaining capital and $66.6 million of project capital, which was largely directed to the La Colorada Skarn project. Total capital expenditures were within the 2022 Original Operating Outlook.
•At December 31, 2022, the Company had cash and short-term investment balances of $142.3 million (excluding long-term investments), working capital of $423.5 million, and $340.0 million available under its revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"). Total debt of $226.8 million was related to SL-Credit Facility, lease liabilities and construction loans in Peru.
•A cash dividend of $0.10 per common share has been declared, payable on or about March 17, 2023, to holders of record of Pan American’s common shares as of the close on March 6, 2023. The dividends are eligible dividends for Canadian income tax purposes.
•Pan American was included in the S&P Global Sustainability Yearbook 2023 recognizing our improvement in ESG performance. S&P Global’s annual Sustainability Yearbook aims to distinguish individual companies, within their industries, that have demonstrated strengths in corporate sustainability. Pan American was placed in the S&P top 10% in the Metals & Mining industry in 2022.
ILO 169 Consultation for the Escobal Mine
In Q4 2022, two meetings were held under the ILO 169 consultation process for the Escobal mine in Guatemala. During these meetings, the Health and Cultural Ministries delivered project information to the Xinka representatives and their expert consultants. In December 2022, the Ministry of Energy and Mines ("MEM") and Xinka representatives delivered a progress report on the ILO 169 process to the Guatemalan Supreme Court of Justice.
The MEM is leading the ILO 169 consultation process, and further details regarding the process are available on the MEM’s web site: https://mem.gob.gt/pueblo-indigena-xinka/. No timeline has been set for the conclusion of the ILO 169 consultation process, nor a potential restart of operations at the Escobal mine.
Disposition of Shares in Maverix Metals
Pan American sold its remaining interest in Maverix Metals Inc. ("MMX") in January 2023, following the acquisition by Triple Flag Precious Metals Corp. of all the outstanding common shares of MMX for share and cash consideration. Pan American realized net proceeds of $105.3 million on the sale of its shareholdings, which represented approximately 17.6% of the issued and outstanding shares of MMX. In May 2020, Pan American had sold a portion of its holdings in MMX for aggregate gross proceeds of $45.5 million. In total, Pan American has realized $150.7 million for its interest in MMX, crystallizing value for the 19 royalties, precious metal streams and payment agreements that Pan American sold in total from its portfolio: 13 of these were sold in 2016 to create MMX and an additional six royalties were sold in 2021.

PAN AMERICAN SILVER CORP.	2

Q4 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

2023 Operating Outlook
Pan American plans to provide its 2023 operating outlook and guidance following the completion of the Transaction, which is expected to occur later in the first quarter of 2023. Management intends to provide a 2023 operating outlook inclusive of the Latin American assets acquired through the Transaction, as well as a consolidated forecast for annual general and administrative, exploration and project development costs.
The 2023 operating outlook will reflect the end of mine life at Pan American's Manantial Espejo operation in Argentina, with the asset being placed on care and maintenance at the end of 2022.
Conference Call and Webcast
Date:            February 23, 2023
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:        https://event.choruscall.com/mediaframe/webcast.html?webcastid=QKpLpGjJ
The live webcast, presentation slides and the Q4 2022 and FY 2022 report will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	3

Q4 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

			December 31, 2022	December 31, 2021
Weighted average shares during period (millions)			210.5	210.3
Shares outstanding end of period (millions)			210.7	210.5

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
FINANCIAL
Revenue	$375,472	$422,170	$1,494,718	$1,632,750
Mine operating earnings	$35,047	$76,039	$48,362	$367,938
Net (loss) earnings	$(172,060)	$14,664	$(340,063)	$98,562
Basic (loss) earnings per share(1)	$(0.82)	$0.07	$(1.62)	$0.46
Adjusted earnings (loss)(2)	$(4,798)	$39,943	$17,936	$161,782
Basic adjusted earnings (loss) per share(1)	$(0.02)	$0.19	$0.09	$0.77
Net cash (used in) generated from operating activities	$(112,102)	$118,098	$31,909	$392,108
Net cash (used in) generated from operating activities before changes in working capital(2)	$(83,030)	$127,761	$73,946	$463,177
Sustaining capital expenditures(2)	$62,581	$56,280	$223,760	$207,623
Non-sustaining capital expenditures(2)	$15,126	$18,132	$71,000	$49,951
Cash dividend per share	$0.10	$0.10	$0.45	$0.34
PRODUCTION
Silver (thousand ounces)	4,763	5,276	18,455	19,174
Gold (thousand ounces)	164.4	156.7	552.5	579.3
Zinc (thousand tonnes)	10.5	11.2	38.6	49.4
Lead (thousand tonnes)	5.0	4.1	18.7	18.1
Copper (thousand tonnes)	1.3	2.4	5.3	8.7
CASH COSTS(2) ($/ounce)
Silver Segment(3)	14.41	9.74	12.72	11.51
Gold Segment(3)	1,077	963	1,113	899
AISC(2) ($/ounce)
Silver Segment(3)	17.79	13.57	16.48	15.62
Gold Segment(3)(4)	1,502	1,461	1,649	1,214
AVERAGE REALIZED PRICES(5)
Silver ($/ounce)	21.17	23.33	21.59	25.00
Gold ($/ounce)	1,736	1,792	1,792	1,792
Zinc ($/tonne)	2,878	3,352	3,472	2,997
Lead ($/tonne)	2,111	2,333	2,148	2,206
Copper ($/tonne)	7,957	9,545	8,979	9,297
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
(4)Gold Segment AISC was impacted by the Q2 2022 impairment of the Dolores mine, which added a $190 per ounce of NRV adjustments to the 2022 Gold Segment AISC.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	4

Q4 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Fourth Quarter Consolidated Income Statements
(unaudited)

	Three months ended December 31,
	2022	2021
Revenue	$375,472	$422,170
Cost of sales
Production costs	(252,271)	(263,442)
Depreciation and amortization	(79,281)	(76,141)
Royalties	(8,873)	(6,548)
	(340,425)	(346,131)
Mine operating earnings	35,047	76,039

General and administrative	(3,002)	(8,255)
Exploration and project development	(8,560)	(4,076)
Mine care and maintenance	(10,478)	(9,266)
Foreign exchange gains (losses)	795	(5,646)
Gains on derivatives	5,818	1,638
Losses on sale of mineral properties, plant and equipment	(1,134)	(551)
Gain and income from associates	—	289
Transaction and Integration costs	(157,334)	—
Other (expense) income	(9,167)	2,530
(Loss) earnings from operations	(148,015)	52,702
Investment income (loss)	1,247	(6,083)
Interest and finance expense	(6,402)	(3,484)
(Loss) earnings before income taxes	(153,170)	43,135
Income tax expense	(18,890)	(28,471)
Net (loss) earnings	$(172,060)	$14,664

Net (loss) earnings attributable to:
Equity holders of the Company	(172,756)	14,036
Non-controlling interests	696	628
	$(172,060)	$14,664

Other comprehensive (loss) earnings, net of taxes
Items that will not be reclassified to net (loss) earnings:
Unrealized loss on long-term investment	22,010	—
Income tax recovery related to long-term investments	(4,619)	—
Total other comprehensive loss	$17,391	$—
Total comprehensive (loss) earnings	$(154,669)	$14,664

Total comprehensive (loss) earnings attributable to:
Equity holders of the Company	$(155,365)	$14,519
Non-controlling interests	696	145
	$(154,669)	$14,664

(Loss) earnings per share attributable to common shareholders
Basic (loss) earnings per share	$(0.82)	$0.07
Diluted (loss) earnings per share	$(0.82)	$0.07
Weighted average shares outstanding (in 000’s) Basic	210,573	210,348
Weighted average shares outstanding (in 000’s) Diluted	210,573	210,450

PAN AMERICAN SILVER CORP.	5

Q4 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Fourth Quarter Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31,
	2022	2021
Operating activities
Net (loss) earnings for the period	$(172,060)	$14,664
Income tax expense	18,890	28,471
Depreciation and amortization	79,281	76,141
Net realizable value inventory charge	5,433	21,652
Gains and income from associates	—	(289)
Accretion on closure and decommissioning provision	3,710	1,864
Investment (income) loss	(1,247)	6,083
Interest paid	(2,213)	(1,523)
Interest received	1,157	27
Income taxes paid	(16,678)	(22,810)
Other operating activities	697	3,481
Net change in non-cash working capital items	(29,072)	(9,663)
	$(112,102)	$118,098
Investing activities
Payments for mineral properties, plant and equipment	$(72,362)	$(70,147)
Proceeds from disposition of mineral properties, plant and equipment	504	1,067
Proceeds from short-term investments	—	455
Proceeds from derivatives	3,617	2,300
	$(68,241)	$(66,325)
Financing activities
Proceeds from common shares issued	$97	$284
Distributions to non-controlling interests	(269)	(43)
Dividends paid	(21,032)	(21,032)
Proceeds from debt	163,800	—
Repayment of debt	(1,643)	(850)
Payment of equipment leases	(3,703)	(3,416)
	$137,250	$(25,057)
Effects of exchange rate changes on cash and cash equivalents	(2,981)	(675)
(Decrease) increase in cash and cash equivalents	(46,074)	26,041
Cash and cash equivalents at the beginning of the period	153,079	257,509
Cash and cash equivalents at the end of the period	$107,005	$283,550
About Pan American
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 29-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	6

Q4 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom is a Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American Silver's material mineral properties, please refer to Pan American Silver’s Annual Information Form dated February 22, 2023, filed at www.sedar.com, or Pan American Silver's most recent Form 40-F filed with the SEC.
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Net cash is calculated as cash and cash equivalents plus short-term investments, other than equity securities less total debt.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
This news release should be read in conjunction with Pan American's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2022, and the Company's Annual Information Form for the year ended December 31, 2022. This material is available on Pan American’s website at panamericansilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance; our expectations with respect to completing the Transaction, the timing for the

PAN AMERICAN SILVER CORP.	7

Q4 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

same, and any anticipated benefits therefrom; the timing for any future guidance related to production, AISC, operating and sustaining costs, or other financial forecasts; the timing with respect to the recordation of Transaction closing costs; our ability to successfully integrate Yamana and its business, and any anticipated benefits and synergies therefrom; if the Transaction completes, our ability to optimize an expanded base of operations in Latin America to capture synergies, increase cash flow generation and focus on high-value growth projects, and the likelihood of the same; the anticipated timing for metals production and sales and the timing and amount of any future sales related to inventory build-ups; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our ability to receive all required regulatory approvals and then close the Transaction; the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; the management of COVID-19 in each jurisdiction; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American may carry on business, including risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the possibility that the Transaction will be completed in the expected timeframe or at all; and those factors identified under the caption “Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	8